NUSHARES ETF TRUST

Subscription Agreement

This Agreement made this August 26, 2016, by and between NuShares ETF Trust, a Massachusetts business trust (the “Trust”), on behalf of its series, NuShares Enhanced Yield U.S. Aggregate Bond ETF (the “Fund”), and Nuveen Fund Advisors, LLC (the “Subscriber”).

WITNESSETH:

WHEREAS, the Fund has been formed for the purposes of carrying on business as an exchange-traded fund; and

WHEREAS, the Subscriber wishes to subscribe for and purchase, and the Fund wishes to sell to the Subscriber, 4,000 shares of beneficial interest of the Fund (“Shares”) for a purchase price of $25.00 per Share.

NOW THEREFORE, IT IS AGREED:

l. The Subscriber subscribes for and agrees to purchase from the Fund 4,000 Shares for a purchase price of $25.00 per Share. Subscriber agrees to make payment for these Shares at such time as demand for payment may be made by an officer of the Trust.

2. The Fund agrees to issue and sell said Shares to Subscriber promptly upon its receipt of the purchase price.

3. To induce the Fund to accept its subscription and issue the Shares subscribed for, the Subscriber represents that it is informed as follows:

(a) That the Shares being subscribed for have not been and will not be registered under the Securities Act of l933 (the “Securities Act”);

(b) That the Shares will be sold by the Fund in reliance on an exemption from the registration requirements of the Securities Act;

(c) That the Fund’s reliance upon an exemption from the registration requirements of the Securities Act is predicated in part on the representations and agreements contained in this Subscription Agreement;

(d) That, when issued, the Shares will be “restricted securities” as defined in paragraph (a)(3) of Rule l44 of the General Rules and Regulations under the Securities Act (“Rule l44”) and cannot be sold or transferred by Subscriber unless they are subsequently registered under the Securities Act or unless an exemption from such registration is available; and

(e) That there do not currently appear to be any exemptions from the registration provisions of the Securities Act available to the Subscriber for resale of the Shares.

The Subscriber understands that a primary purpose of the information acknowledged in subparagraphs (a) through (e) above is to put it on notice as to restrictions on the transferability of the Shares.

4. To further induce the Fund to accept its subscription and issue the Shares subscribed for, the Subscriber:

(a) Represents and warrants that the Shares subscribed for are being and will be acquired for investment for its own account and not on behalf of any other person or persons and not with a view to, or for sale in connection with, any public distribution thereof; and

(b) Agrees that the Shares may not be offered for sale, sold or otherwise transferred unless registered under the Securities Act or unless some exemption from registration is available.

5. This Subscription Agreement and all of its provisions shall be binding upon the legal representatives, heirs, successors and assigns of the parties hereto.

6. The Trust’s Declaration of Trust is on file with the Secretary of the Commonwealth of Massachusetts. This Agreement is executed on behalf of the Fund by the Trust’s officers as officers and not individually and the obligations imposed upon the Fund by this Agreement are not binding upon any of the Trust’s trustees or officers or the Fund’s shareholders individually but are binding only upon the assets and property of the Fund.

IN WITNESS WHEREOF, this Subscription Agreement has been executed by the parties hereto as of the day and date first above written.

NUSHARES ETF TRUST, on behalf of its series,

NUSHARES ENHANCED YIELD U.S.

AGGREGATE BOND ETF

By:	/s/ Kevin J. McCarthy
Kevin J. McCarthy
Vice President and Secretary

NUVEEN FUND ADVISORS, LLC

By:	/s/ Gifford R. Zimmerman
Gifford R. Zimmerman
Managing Director

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